Exhibit 1

AU Optronics Corp.

March 14, 2012

English Language Summary

Subject: Statement of AU Optronics Corp.

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/03/14

Subject: To which item it meets—article 2 paragraph xx: 49

Date of events: 2012/03/14

Contents:

1.Date of occurrence of the event:2012/03/14

2.Company name: AU Optronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) has received the verdict in the case brought against the Company and its executives by the United States Department of Justice (“DOJ”). The jury acquitted LJ Chen and Hubert Lee and could not reach a decision with respect to Steven Leung and therefore a mistrial was declared. The Company believes the jury’s acquittals are the correct result based on the evidence. While the Company is gratified for the acquittals against the executives, the Company is deeply disappointed by the guilty verdict returned against the Company, its subsidiary, and individuals HB Chen and Hui Hsiung, but remains confident that the corporation and the individuals will ultimately be vindicated during further proceedings in this matter.

Prior to trial, the district court essentially deferred to an appellate court the decision of the essential legal issue at the heart of the defendants’ claim of innocence: whether anything that might have occurred during meetings in Taiwan fell within the scope of U.S. law. The jury’s verdict does not answer that crucial question.

Furthermore, at trial, the Company showed that the evidence presented by the DOJ was distorted and incomplete. DOJ alleges that representatives of the Company fixed prices with competitors at the so-called “crystal meetings”held in Taipei. However, several cooperating witnesses for the DOJ who attended the crystal meetings testified that they did not have pricing authority, or even that they did not reach pricing agreements with competitors. In fact, a cooperating witness for the DOJ testified at trial that the prices discussed at the crystal meetings had nothing to do with the real world prices. In addition, the Company presented undisputed evidence that it consistently priced below the so-called crystal prices from 2001 to 2006, which the Company believes to be solid evidence that it did not participate in any price fixing agreement.

The Court is expected to issue a fine against the Company within the next few months. The Company intends to appeal the verdict and any fine. The Company will continue to evaluate and take appropriate actions in the interest of the Company and its shareholders regarding this matter.

6.Countermeasures: N/A

7.Any other matters that need to be specified: N/A